Blink Couture, Inc.
122 Ocean Park Blvd., Suite 307
Santa Monica, CA 90405

April 8, 2008

By EDGAR Transmission and by USPS

Ryan Rohn
Staff Accountant
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Blink Couture, Inc.
Form 8-K Item 4.01
Filed April 2, 2008
File # 333-138951

Ladies and Gentlemen:

On behalf of Blink Couture, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated April 4, 2008, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

1)    We note your reference to the audited financial statements for the years ended April 30, 2007 and April 30, 2006 in your filing. However, the audited financial statements contained in your Form 10-KSB filed on October 30, 2007, are for the years ended July 31, 2007 and July 31, 2006. Please advise or revise your disclosures accordingly.

COMPANY RESPONSE: We have changed each of the references from “April 30” to read “July 31”.

2)    Please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to item 304(a)(I)(v) of Regulation S-K.

U.S. Securities and Exchange Commission
April 8, 2008

COMPANY RESPONSE: We have revised our disclosure to include the language “…and any subsequent interim period through the date of change in accountants.”

3)    To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

COMPANY RESPONSE: We have attached an updated Exhibit 16 letter from the Company’s former accountants stating that they agree with the statements made in the Amendment to the Form 8-K.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

BLINK COUTURE, INC

By:  /s/ Thomas W. Colligan

Thomas W. Colligan
Chief Executive Officer